Exhibit 12

DANAOS CORPORATION
Computation of Ratio of Earnings to Fixed Charges

(Expressed in thousands of United States Dollars, except ratios)

	Years Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2007
Earnings
Income from continued operations (before equity income)	$28,164	$40,204	$74,306	$79,489	$65,419	$78,448
Add:
Fixed charges	8,952	10,819	14,774	28,690	37,860	30,591
Amortization of capitalized expenses relating to indebtedness	—	—	—	101	109	124

Less:
Interest capitalized	—	2,027	3,215	5,275	8,620	15,680

	$37,116	$48,996	$85,865	$103,005	$94,768	$93,483

Fixed Charges
Interest expensed	8,952	8,792	11,559	23,415	29,240	14,911
Interest capitalized	—	2,027	3,215	5,275	8,620	15,680

	$8,952	$10,819	$14,774	$28,690	$37,860	$30,591

Ratio of Earnings to Fixed Charges	4.15	4.53	5.81	3.59	2.50	3.06